Exhibit 99.(a)(11)

FOR IMMEDIATE RELEASE

Contact:

Elizabeth Higashi

Sard Verbinnen & Co

(312) 895-4739

Special Committee Recommends that Stockholders Reject Danfoss’ $14.00 Per Share Offer and Withdraws Earlier Recommendation of Danfoss’ Previous $13.25 Per Share Offer

Ames, Iowa, USA — April 23, 2010 — The Special Committee (the “Committee”) of the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) (the “Company”) announced today that it is recommending that the Company’s stockholders reject the increased offer of $14.00 per common share in the ongoing cash tender offer by Danfoss Acquisition, Inc. (the “Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”), the Company’s majority stockholder, and that the Company’s stockholders not tender their shares of the Company’s common stock in the offer.  The Special Committee also announced that it is withdrawing its earlier recommendation that the Company’s stockholders accept the Purchaser’s previous offer of $13.25 per common share and tender their shares in that offer.  The Special Committee made these determinations after consultation with its financial and legal advisors and consideration of updated projections for the full year 2010, as well as updated projections for 2011 and 2012, prepared by the Company’s management reflecting the previously disclosed, stronger-than-expected preliminary first quarter financial results.  The Special Committee has filed with the SEC the updated projections as well as an amended Schedule 14D-9 describing its reasons for its recommendation to the Company’s stockholders to reject the Purchaser’s $14.00 per share offer and its withdrawal of its recommendation to the Company’s stockholders to accept the Purchaser’s previous $13.25 per share offer.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) and a Transaction Statement on Schedule 13E-3 filed by Danfoss and the Purchaser with the SEC on March 10, 2010, as amended.  In addition, on March 19, 2010, Sauer-Danfoss filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 with respect to the Offer.  Danfoss’ Tender Offer Statement on Schedule TO (and related materials) and Transaction Statement on Schedule 13E-3 and Sauer-Danfoss’ Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3, each as amended, contain important information that stockholders should read carefully before making any decision with respect to the Offer. These materials may be obtained at no charge upon request to The Altman Group, the information agent for the tender offer, at (877) 896-3190 (toll free).  In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov and at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

About Sauer-Danfoss

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2009 revenues of approximately $1.2 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

More details online at www.sauer-danfoss.com.

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